

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Marc de Garidel
Chief Executive Officer
CinCor Pharma, Inc.
200 Clarendon Street, 6th Floor
Boston, MA 02116

Re: CinCor Pharma, Inc.
Registration Statement on Form S-1
Exhibit No. 10.5
Filed December 17, 2021
File No. 333-261738

Dear Mr. de Garidel:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance